UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), hereby files the following

RELEVANT EVENT

BBVA, pursuant to the Corporate Enterprises Act, sends the full text of the Notice of Meeting of the Company’s Annual General Meeting of Shareholders, to be held in Bilbao, at Palacio Euskalduna, foreseeably at second summons on the next 14th of March, which has been published today in the Official Gazette of the Companies Registry (BORME), on the daily press and will be published on the Company website: www.bbva.com.

In addition, the full texts of the proposed resolutions and the directors’ reports on the agenda items requiring them are hereby enclosed.

Madrid, 7th February 2014

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

ANNUAL GENERAL MEETING OF SHAREHOLDERS

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BILBAO, 14th MARCH 2014

ANNOUNCEMENT

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter the “Company”, “BBVA” or the “Bank”), at its meeting held on 30th January 2014, resolved to call the Company’s Annual General Meeting of Shareholders, which will be held in Bilbao, at Palacio Euskalduna, calle Abandoibarra number 4, on 13th March 2014, at 12:00 hours on first summons; and in the same place at the same time on 14th March 2014 on second summons.

AGENDA

ONE.- Examination and approval of the Annual Financial Statements (balance sheet, income statement, statement of changes in net equity, cash flow statement and annual report) and the Management Reports for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group. Allocation of profits or losses. Approval of corporate management. All these refer to the year ending 31st December 2013.

TWO.- Adoption of the following resolutions on the re-election, ratification and appointment of members to the Board of Directors:

2.1 Re-election of Mr. Tomás Alfaro Drake

2.2 Re-election of Mr. Carlos Loring Martínez de Irujo

2.3 Re-election of Mr. José Luis Palao García-Suelto

2.4 Re-election of Ms. Susana Rodríguez Vidarte

2.5 Ratification and appointment of Mr. José Manuel González-Páramo Martínez-Murillo

2.6 Appointment of Ms. Lourdes Máiz Carro

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at the number resulting from the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

THREE.- Authorisation for the Company to acquire treasury stock directly or through Group companies, establishing the limits or requirements for such acquisition, and conferring the powers to the Board of Directors necessary for its execution, repealing, insofar as not executed, the authorisation granted by the General Meeting held 12th March 2010.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

FOUR.- Approve four capital increases to be charged to reserves in order to implement the BBVA shareholder remuneration system called “Dividend Option”:

4.1. Increase the share capital, according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Commitment to purchase shareholders’ free allocation rights at a guaranteed price. Express provision for the possibility of the capital increase being undersubscribed. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request listing from the competent Spanish and non-Spanish authorities for the new shares to be traded on the Madrid, Barcelona, Bilbao and Valencia Securities Exchanges, on the SIBE electronic trading platform, and on the non-Spanish securities exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

4.2. Increase the share capital, according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Commitment to purchase shareholders’ free allocation rights at a guaranteed price. Express provision for the possibility of the capital increase being undersubscribed. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request listing from the competent Spanish and non-Spanish authorities for the new shares to be traded on the Madrid, Barcelona, Bilbao and Valencia Securities Exchanges, on the SIBE electronic trading platform, and on the non-Spanish securities exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

4.3. Increase the share capital, according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Commitment to purchase shareholders’ free allocation rights at a guaranteed price. Express provision for the possibility of the capital increase being undersubscribed. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request listing from the competent Spanish and non-Spanish authorities for the new shares to be traded on the Madrid, Barcelona, Bilbao and Valencia Securities Exchanges, on the SIBE electronic trading platform, and on the non-Spanish securities exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

4.4. Increase the share capital, according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Commitment to purchase shareholders’ free allocation rights at a guaranteed price. Express provision for the possibility of the capital increase being undersubscribed. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request listing from the competent Spanish and non-Spanish authorities for the new shares to be traded on the Madrid, Barcelona, Bilbao and Valencia Securities Exchanges, on the SIBE electronic trading platform, and on the non-Spanish securities exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

FIVE.- Approve the conditions of the system of variable remuneration in shares of Banco Bilbao Vizcaya Argentaria, S.A. for 2014, targeted at its management team, including the executive directors and members of the senior management.

SIX.- Approve the maximum variable component of the remuneration of the executive directors, senior managers and certain employees whose professional activities have a significant impact on the Company’s risk profile or who perform control functions.

SEVEN.- Re-election of the firm to audit the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group in 2014.

EIGHT.- Conferral of authority on the Board of Directors, which may in turn delegate such authority, to formalise, correct, interpret and implement the resolutions adopted by the General Meeting.

NINE.- Consultative vote on the Annual Report on Directors’ Remuneration of Banco Bilbao Vizcaya Argentaria, S.A.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

SUPPLEMENT TO THE NOTICE OF MEETING AND PRESENTATION OF PROPOSED RESOLUTIONS

Pursuant to the Corporate Enterprises Act, shareholders representing at least five per cent of the share capital, may: (i) request the publication of a supplement to the Notice of Meeting for the General Meeting, including one or more items on the agenda, provided that the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution; and (ii) present substantiated proposals for resolutions on matters already included or that should be included in the agenda.

The right to do this may be enforced by duly attested notification to the Company, which must be received at the registered office at Plaza de San Nicolás number 4, 48005, Bilbao, within five days after this Notice of Meeting is published.

ATTENDANCE

Under the Company Bylaws, holders of 500 or more shares are entitled to attend the General Meeting when these are recorded in the corresponding accounting ledger at least five days before the date on which the General Meeting is to be held.

As the General Meeting will foreseeably be held on second summons, for the effects of article 517 of the Corporate Enterprises Act, it is hereby stated that the deadline by which shareholders must have registered their shares in their name will be no later than 9th March 2014.

The Company will issue a nominative card to each shareholder entitled to attend, giving them access to the place where the General Meeting is to be held. This will indicate the number of shares they hold. Requests may be sent to the Shareholder Helpdesk, submitted over the Company website (www.bbva.com), or presented at any BBVA branch office.

Holders of fewer shares may group together until they have at least the required number. They must apply for a group card from any BBVA branch office.

For the purpose of ascertaining the identity of the shareholders or of their representatives at the entrance to the building where the General Meeting is to be held, attendees may be asked to present their attendance card and documents proving their condition of representative , and their National Identity Document or any other official document generally accepted for identification purposes.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

REMOTE VOTE AND PROXY

WRITTEN VOTE AND PROXY

Shareholders not personally attending the General Meeting may vote remotely, using the voting form included in the attendance card, which can be requested and delivered at any BBVA offices.

Shareholders wishing to vote by post may apply to the Company, as from the date of publication of this announcement, through the Shareholder Helpdesk or at any BBVA branch, requesting the issue of a document for postal voting in their name. Once completed according to its instructions and within the deadlines it establishes, it must be sent by registered post with acknowledgement of receipt to the Shareholder Helpdesk (Oficina de Atención al Accionista) at Gran Vía 1, 48001 Bilbao, to be processed and counted.

In order to process postal votes, these must be received at least 24 hours prior to the date on which the General Meeting is to be held on first summons. Any votes arriving later than this will not be counted.

Any shareholder entitled to attend may be represented by another person, who need not necessarily be a shareholder. Proxy must be conferred using the proxy form included in the attendance card, which contains the public call for proxy filed by the Board pursuant to articles 186 and 526 of the Corporate Enterprise Act, and may be sent to the Company via any of the means mentioned in this section.

ELECTRONIC VOTE AND PROXY

Shareholders may also vote and confer proxy by electronic media, through the Company website (www.bbva.com) following the rules and instructions given there in the section “2014 Annual General Meeting”.

In order to guarantee their identity, shareholders wishing to vote or confer proxy electronically must obtain a password from the Company website (www.bbva.com) and follow the instructions in the section, “2014 Annual General Meeting/Electronic Vote and Proxy”. In order to obtain the password, shareholders will need to prove their identity in the following ways:

a) Electronic DNI (Spanish ID Card);

b) “BBVA.es” (for shareholders who are users of the ebanking facility) or

c) Request accreditation (for shareholders who are not “BBVA.es” ebanking users and shareholders that are legal entities), following the instructions on the website.

Once shareholders have their password, they may vote and confer proxy prior to the General Meeting in the section “2014 Annual General Meeting/Electronic Vote and Proxy” on the Company website (www.bbva.com) from 19th February 2014 and until 12:00 hours of the day before the General Meeting is held on first summons, ie, until 12:00 hours midday on 12th March 2014. To do so, they must complete the forms and follow the pertinent instructions contained therein.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

SUSPENSION OF ELECTRONIC SYSTEMS

The Company reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic vote and proxy when this becomes necessary or advisable for technical or security reasons.

The Company will not be liable for damages that may be caused by overload, breakdowns, collapsed lines, connection faults or similar events not attributable to it that may temporarily impede use of the electronic voting or proxy systems.

REVOCATION OF VOTE OR PROXY

Shareholders’ personal attendance at the General Meeting will revoke any proxy or vote sent in before the Meeting.

Proxy may always be revoked over the same media used to confer it.

RIGHT TO INFORMATION

Until the seventh day before the date for which the General Meeting is scheduled, shareholders may ask the Board of Directors for information or clarification that they deem necessary or submit written questions regarding the matters on the agenda. They may also request any clarification they deem necessary regarding the publicly accessible information filed by the Company with the CNMV (securities exchange authority) since the last General Meeting and regarding the auditors’ report.

Shareholders wishing to exercise their right to information may do so in writing, sending their communications to the Shareholder Helpdesk at Gran Vía 1, 48001 Bilbao; or by email, in the section “Right to Information” on the “2014 General Meeting” page of the Company website (www.bbva.com), following the instructions therein.

Once this announcement is published, any shareholder may examine at the Bank’s registered office at Plaza de San Nicolás 4, Bilbao, the full text of the proposed resolutions that will be submitted to the General Meeting’s approval and the directors’ reports on the agenda items requiring them; the individual and consolidated Annual Financial Statements and Management Reports that will be submitted to the approval of the General Meeting, along with the respective reports from the auditors; the 2013 Annual Corporate Governance Report; the Annual Report on Directors’ Remuneration of Banco Bilbao Vizcaya Argentaria, S.A.; the Board of Directors’ Recommendations Report on the proposal presented under agenda item six; the directors’ reports and the auditors’ report other than the auditor of the Company accounts, appointed by the Companies Registry and required under articles 414, 417 and 511 of the Corporate Enterprises Act, with respect to the issuance of convertible bonds made since the last General Meeting, which will also be reported on at the General Meeting; and other legal documents relating to the General Meeting. Shareholders may request all the abovementioned documents be delivered or sent to them immediately and free of charge.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Likewise, once this announcement has been published and until the General Meeting is held, all documents and information regarding the General Meeting will be available on the Company website (www.bbva.com), in the section “2014 Annual General Meeting”.

ONLINE SHAREHOLDER FORUM

Pursuant to article 539.2 of the Corporate Enterprises Act, BBVA has established an Online Shareholder Forum for the General Meeting on the Company website (www.bbva.com). Individual shareholders and associations of shareholders authorised to do so may access this with due guarantees.

Shareholders may use the Forum to publish proposals they wish to be presented as supplements to the agenda announced in the Notice of Meeting; requests to second these proposals, and initiatives to achieve the threshold percentage of votes required to exercise the minority right established by law. They may also post offers of or calls for voluntary proxy. To such end, they must follow the instructions that the Bank will publish on its corporate website (www.bbva.com) once the Notice of Meeting is published.

The Forum is not a channel of communication between the Company and its shareholders and is only established to facilitate communication among BBVA shareholders prior to the General Meeting.

To access and use the Forum, shareholders must have a password, which they can obtain via the Company website (www.bbva.com), following the instructions given in the section “2014 Annual General Meeting/Online Shareholder Forum”.

GENERAL INFORMATION

Shareholders may consult the General Meeting Regulations on the Company website (www.bbva.com) regarding aspects related to the General Meeting that are not contained in this announcement.

For further information, shareholders may contact the Shareholder Helpdesk at Gran Vía 1, 48001 Bilbao, between 9:00 and 18:00 hours from Monday to Friday; or via the Shareholder Helpline at +34 902 200 902, between 8:00 and 22:00 hours from Monday to Friday; or by sending an email to “accionistas@bbva.com”.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

NOTARY PUBLIC AT THE GENERAL MEETING

The Board of Directors has resolved to require the presence of a notary public to record the minutes of the General Meeting, pursuant to article 203 of the Corporate Enterprises Act and article 101 of the Companies Registry Regulations.

PERSONAL INFORMATION

Personal data regarding the shareholders’ exercise of the rights to attend; receive information; vote; participate in the Online Shareholder Forum; and any other necessary to comply with other legal obligations stemming from the announcement and holding of the General Meeting, will be incorporated into the Shareholder file for which the Company is responsible. This data will be processed by the Company to manage the development, compliance and control of the shareholder relationship with respect to the announcement and holding of the General Meeting.

Individuals whose personal data appears on these files have the right to access, rectify, cancel or challenge their data, as established under prevailing law, by writing to the Shareholder Helpdesk (Oficina de Atención al Accionista) at Gran Vía 1, 48001 Bilbao or sending an email to “accionistas@bbva.com”.

NB

THE GENERAL MEETING WILL FORESEEABLY BE HELD ON SECOND SUMMONS ON 14TH MARCH 2014 AT THE TIME AND PLACE SHOWN, UNLESS THE SHAREHOLDERS ARE OTHERWISE NOTIFIED THROUGH THE DAILY PRESS OR THE COMPANY WEBSITE (www.bbva.com).

Bilbao 7th February 2014, the Company Secretary & Secretary of the Board of Directors.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 14TH MARCH 2014.

1.	Approve, in accordance with the terms of the legal documentation, the Annual Financial Statements and Management Report of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the year ending 31st December 2013, as well as the Consolidated Annual Financial Statements and Management Report of the Banco Bilbao Vizcaya Argentaria Group corresponding to the same financial year.

2.	Approve the proposed allocation of Banco Bilbao Vizcaya Argentaria, S.A. profits corresponding to the financial year 2013, for the sum of €1,406,304,382.61 (one billion, four hundred and six million, three hundred and four thousand, three hundred and eighty-two euros, sixty-one cents) as follows:

•	The sum of €33,036,280.00 (thirty-three million, thirty-six thousand, two hundred and eighty euros) is allocated to provision the legal reserve.

•	The sum of €572,432,649.10 (five hundred and seventy-two million, four hundred and thirty-two thousand, six hundred and forty-nine euros, ten cents) is allocated to the payment of dividends, which have been fully paid out prior to this General Meeting as interim dividends on account of the year’s dividends, pursuant to the resolution adopted by the Bank’s Board of Directors, 24th June 2013. In this respect, it is resolved to ratify insofar as is necessary the Bank’s aforementioned Board of Directors’ resolution approving the payout of interim dividends on account of the dividends corresponding to financial year 2013.

•	The sum of €160,647,581.68 (one hundred and sixty million, six hundred and forty-seven thousand, five hundred and eighty-one euros, sixty-eight cents) is allocated to the cash payment stemming from the Bank’s acquisition of the free allocation rights of the shareholders who so requested it, in the free-of-charge capital increases resolved in execution of the resolutions adopted by the General Meeting, 15th March 2013, under agenda items 4.1 and 4.2, for the implementation of the shareholder remuneration system called the “Dividend Option”.

•	The sum of €35,242,916.16 (thirty-five million, two hundred and forty-two thousand, nine hundred and sixteen euros, sixteen cents) is allocated to the payment made in 2013 corresponding to the distributions on the Additional Tier-1 Capital instruments issued in May 2013.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

•	The remaining profit, i.e., the amount of €604,944,955.67 (six hundred and four million, nine hundred and forty-four thousand, nine hundred and fifty-five euros, sixty-seven cents) is allocated to provision the Company’s voluntary reserves.

3.	Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors in 2013.

4.	Confer authority on the Chairman & CEO, Mr. Francisco González Rodríguez and the Company & Board Secretary, Mr. Domingo Armengol Calvo, severally and with powers of substitution, to deposit the individual and consolidated Annual Financial Statements, Management Reports and Auditors’ Reports corresponding to the Bank and its Group respectively, and to issue the corresponding certificates pursuant to articles 279 of the Corporate Enterprises Act and 366 of the Companies Registry Regulations.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 14TH MARCH 2014.

Under this agenda item, in line with the proposal made to the Board of Directors by the Appointments Committee, it is proposed that the General Meeting, re-elect Mr. Tomás Alfaro Drake, Mr. Carlos Loring Martínez de Irujo, Mr. José Luis Palao García-Suelto and Ms. Susana Rodríguez Vidarte, as members of the Board of Directors with the status of independent directors, for the term of office established in the Company Bylaws.

It is also proposed to the General Meeting, with the favourable report from the Appointments Committee, the ratification of the resolution adopted by the Board of Directors, 29th May 2013, by means of which the shareholder, José Manuel González-Páramo Martínez-Murillo was co-opted as member of the Bank’s Board of Directors, with the status of executive director; and his appointment as a member of the Board of Directors, with the same status, for the term of office established in the Company Bylaws.

Finally, following the proposal made to the Board of Directors by the Appointments Committee, it is proposed that the General Meeting appoint, for the term of office established in the Company Bylaws, Ms. Lourdes Máiz Carro, as a new member of the Board of Directors, with the status of independent director.

Consequently, it is proposed that the General Meeting:

2.1.	Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr. Tomás Alfaro Drake, of legal age, married, Spanish national and with address for these purposes at Paseo de la Castellana 81, Madrid.

2.2.-	Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr. Carlos Loring Martínez de Irujo, of legal age, married, Spanish national and with address for these purposes at Paseo de la Castellana 81, Madrid.

2.3.	Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr. José Luis Palao García-Suelto, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid.

2.4.	Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Ms. Susana Rodríguez Vidarte, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

2.5.	Ratify the resolution adopted by the Board of Directors, 29th May 2013, by means of which the shareholder, José Manuel González-Páramo Martínez-Murillo, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid, was designated as member of the Board of Directors; and appoint him to such position for the three-year term established in the Company Bylaws.

2.6.	Appoint to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Ms. Lourdes Máiz Carro, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid, with tax identity document 51,340,955-X.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, it is proposed the determination of the number of directors at whatever the number may be in compliance with the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 14TH MARCH 2014.

One.- Repealing the unavailed part from the authorisation granted by the Annual General Meeting, 12th March 2010, under agenda item three, to authorise the Company, directly or via any of its subsidiaries, for a maximum term of five years as of the date on which this resolution is approved, for the derivative acquisition of Banco Bilbao Vizcaya Argentaria, S.A. shares at any time and on as many occasions as it deems appropriate, by any means permitted by law, including charging the acquisition to the year’s profits and/or unrestricted reserves, pursuant to article 146 and concordant in the Corporate Enterprises Act, and to subsequently dispose of the shares acquired.

The derivative acquisition of the Banco Bilbao Vizcaya Argentaria, S.A. shares will at all times be carried out in compliance with the conditions established under applicable legislation and, in particular, the following:

•	At no time may the nominal value of the treasury stock acquired directly or indirectly under this authorisation, when added to the treasury stock already held by the Company and its subsidiaries, exceed ten per cent (10%) of the subscribed share capital of Banco Bilbao Vizcaya Argentaria, S.A., or, where applicable, the maximum amount permitted under applicable legislation at any time. Moreover, any restrictions established on the acquisition of treasury stock by the regulatory authorities on the markets where the Banco Bilbao Vizcaya Argentaria, S.A. shares are listed for trading must at all times be observed.

•	The acquisition, comprising the shares that the Company or person acting in their own name but to the account of the Company may have acquired previously and held in their portfolio, may not result in the net equity being less than the amount of the share capital plus legal reserves and/or reserves that are restricted by the Company Bylaws.

•	A restricted reserve, equivalent to the sum of treasury stock of the Company recorded to Assets, may be established against the net equity. This reserve must be maintained until the shares are sold or redeemed.

•	The shares acquired must be fully paid up, unless the acquisition is without consideration, and must not entail any obligation to provide ancillary benefits.

•	The acquisition price per share will not be below the nominal value of the share or more than 20% above the listed price or any other price associated to the shares on the acquisition date.

Transactions to acquire treasury stock will comply with the securities markets’ regulations.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

For the effects established in the final paragraph of section a) of article 146.1 of the Corporate Enterprises Act, express authorisation is given for all or some of the treasury stock acquired by the Company or any of its subsidiaries hereunder to be set aside for workers or directors of the Company or its subsidiaries, either directly or as a result of exercising the option rights that they hold.

Two.- To confer authority on the Board of Directors, in the broadest terms, to exercise the authorisation contained in the previous resolution, authorising it to delegate such authority to the Executive Committee, with express powers to delegate this in turn; to the Chairman of the Board; to the President & COO; or to any other director; and to empower any Company proxy.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FOUR FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 14TH MARCH 2014.

4.1 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

1.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €1,000,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2013, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2013 stood at €6,528,284,899.20.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €1,000,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

(iv)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(v)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(ix)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.2 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

1.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2013, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2013 stood at €6,528,284,899.20.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(v)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(ix)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

(xiii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.3 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

1.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2013, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2013 stood at €6,528,284,899.20.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(v)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(ix)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.4 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

1.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2013, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2013 stood at €6,528,284,899.20.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(v)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(ix)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

(xi)	To draw up and publish any announcements that may be necessary or advisable.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 14TH MARCH 2014.

Approval of the conditions of the system of variable remuneration in shares of BBVA for 2014 targeted at members of its management team, including executive directors and members of the senior management.

1.- Approve, for the purposes provided for in article 219 of the Corporate Enterprises Act, the conditions for 2014 in the system of variable remuneration in shares for the BBVA Group Management Team (hereinafter the “System of Variable Remuneration in Shares for the Management Team” or the “System”) established by the General Meeting, 11th March 2011, under agenda item 7, under the following terms:

1.1. The Management Team incentive in shares for 2014 (hereinafter the “2014 Incentive”) will have the following characteristics:

(a) Indicators:

The indicators for the 2014 Incentive will be:

•   Performance of the Bank’s Total Shareholder Return (TSR) from 1st January 2012 to 31st December 2014, benchmarked against the TSR performance of the following peer group of banks over the same period: BNP Paribas, Société Genérale, Deutsche Bank, Unicredit Group, Intesa Sanpaolo, Banco Santander, Credit Agricole, Barclays, Lloyds Banking Group, The Royal Bank of Scotland, UBS, Credit Suisse, HSBC, Commerzbank, Citigroup, Bank of America, JP Morgan Chase and Wells Fargo.

•   The Group’s Recurring Economic Profit (EP) in constant euros without one-offs.

•   The Group’s Attributable Profit without one-offs.

To calculate the exact number of BBVA shares that will vest to each beneficiary, the number of “units” initially allocated will be divided into three parts, each indexed to one indicator according to the weightings established for them. Each of these will be multiplied by a coefficient of between 0 and 2 as a function of a scale also defined for each indicator.

For the TSR indicator, the applicable coefficient will be always zero when the Bank is ranked below the median of its peer group at the end of the benchmarking period.

The price of the shares that will vest under the 2014 Incentive will be the opening price on the market on the day of delivery.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

(b) Beneficiaries: The 2014 Incentive is targeted at the members of the BBVA Group Management Team, who have such status on the date on which this resolution is approved, including executive directors and members of the senior management. The initial estimate of the number of 2014 Incentive beneficiaries is approximately 2,200 individuals, without prejudice to any new incorporations or leaves while the Incentive is in force.

(c) Duration: The 2014 Incentive will remain in force from 1st January 2014 to 31st December 2014.

(d) Settlement and payment of the 2014 Incentive: The 2014 Incentive will be settled during the first quarter of 2015, although early settlement conditions may be established in implementing measures for this resolution.

The beneficiaries may avail shares originating from the 2014 Incentive settlement in the following manner: (i) 40% of the shares received will be freely transferrable by the beneficiaries from the time of their delivery; (ii) 30% of the shares received will become transferrable once one year has elapsed from the 2014 Incentive settlement date; and (iii) the remaining 30% will become transferrable once two years have elapsed from the 2014 Incentive settlement date. All this will be done under the terms and conditions established by the Board of Directors.

These rules on settlement and payment of the shares will not apply to beneficiaries included in section 1.2. below, as special features have been determined for these beneficiaries, mentioned in that section.

1.2. The 2014 Incentive beneficiaries who engage in professional activities with a significant impact on the Company’s risk profile or perform control functions, including executive directors and members of the senior management, will have a special system of settlement and payment of their variable remuneration for 2014. This will be the sum of their ordinary variable remuneration and the shares corresponding to the 2014 Incentive (hereinafter the “Annual Variable Remuneration”), pursuant to the following conditions:

•	If as a consequence of the settlement of the 2014 Incentive the shares that will vest to them do not account for at least 50% of their Annual Variable Remuneration, the part of their ordinary variable remuneration necessary to top up the amount to 50% will vest such that they receive at least 50% of their Annual Variable Remuneration in shares and the remaining percentage in cash. For this purpose, the value of the 2014 Incentive shares used for this purposes will be the average closing price of the BBVA shares in the trading sessions between 15th December 2014 and 15th January 2015, both dates inclusive.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

•	The shares received in settlement of the Annual Variable Remuneration will be subject to specific deferral criteria, such that 60% will vest during the first quarter of 2015, and the remaining 40% will be deferred in thirds payable over a three-year period, ie, in the first quarter of 2016, 2017 and 2018. However, early settlement conditions may be established in implementing measures for this resolution.

•	This percentage of deferred shares will increase up to 50% in the case of the executive directors and members of the senior management.

•	The shares corresponding to Annual Variable Remuneration may not be availed for one year after vesting, and their value will be subject to adjustment under the terms established by the Board of Directors.

•	The deferred shares will vest provided none of the circumstances established by the Board of Directors limiting or impeding delivery.

The Board of Directors will determine the specific conditions for settlement and payment of the 2014 Annual Variable Remuneration for the different members of this group. It may establish the moment in which the part of the Annual Variable Remuneration payable in shares will vest and, as applicable, specific criteria for deferral, adjustment and the availability schedule in light of the aforementioned conditions and the regulatory requirements.

In any event, the variable component of the annual remuneration for the members of this group is capped at a percentage equivalent to 100% of the fixed component of their total remuneration that year, except in those cases in which the General Meeting resolves to increase this cap to 200%.

1.3. The maximum number of Banco Bilbao Vizcaya Argentaria, S.A. shares that may vest to the Management Team as a result of the System for 2014 is 18.5m ordinary shares, representing 0.32% of the current share capital of Banco Bilbao Vizcaya Argentaria, S.A. Of this number, a maximum of 584,000 ordinary shares (representing 0.01% of the share capital) may be earmarked for executive directors and 1,224,000 ordinary shares (representing 0.02% of the share capital) may be earmarked for the other members of senior management.

The Company may use shares comprising its treasury stock to cover the shares indicated in the previous paragraph or may use another suitable financial system that the Company may determine.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

2.- To confer authority on the Company Board of Directors with powers as broad as required by law and with express powers to delegate the authority to the Executive Committee, the Chairman of the Board of Directors, the President and Chief Operating Officer or any other Company director or proxy, to ramify, formalise, execute and settle this resolution, as appropriate: adopting any agreements and signing any public or private documents that may be necessary or advisable for its full efficacy, with powers to correct, rectify, amend or supplement this resolution, and in particular, by way of example, the following powers:

(a) To implement the 2014 System of Variable Remuneration in Shares for the Management Team.

(b) To develop and establish the specific conditions for the System of Variable Remuneration in Shares for the Management Team with respect to anything not envisaged in this resolution. This includes, but is not limited to, recording additions of new beneficiares and the removal of previous ones, resolving its settlement and the settlement terms, establishing the grounds for early settlement of the System and declaring compliance with the conditions that may, where applicable, be indexed to such settlement.

(c) To draw up, sign and present any additional communications and documents that may be necessary or advisable before any public or private body in order to implement, execute and settle the System of Variable Remuneration in Shares for the Management Team, including, where necessary, the corresponding protocols.

(d) To engage in any action, declaration or arrangement with any public or private, domestic or international body or entity or registry to obtain any permit or verification needed to implement, execute and settle the System of Variable Remuneration in Shares for the Management Team.

(e) To negotiate, agree and sign counterparty and liquidity contracts with the financial institutions it freely designates, under the terms and conditions it deems suitable.

(f) To draw up and publish any announcements that may be necessary or advisable.

(g) To draw up, sign, grant and, where applicable, certify any kind of document relating to the System of Variable Remuneration in Shares for the Management Team.

(h) To adapt the contents and conditions of the System to the circumstances or corporate transactions that may occur while it is in force, relating to BBVA or companies in its Group, and to the banks in its peer group for TSR benchmarking, such that the System continues to perform under the same terms and conditions.

(i) To adapt the content of the System to the requirements, observations or requests that may be forthcoming from the competent supervisory authorities.

(j) And, in general, to engage in any acts and sign any documents that may be necessary or advisable for the validity, efficacy, implementation, development, execution, settlement and success of the System of Variable Remuneration in Shares for the Management Team and the previously adopted resolutions.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 14TH MARCH 2014.

For the purposes of article ten bis one of Act 13/1985, 25th May, on lending coefficients, equity and reporting obligations of financial intermediaries, to approve that the variable component of the annual remuneration of executive directors, senior managers and certain employees whose professional activities have a significant impact on the Company’s risk profile or perform control functions, may reach up to 200% of the fixed component of the total remuneration of such employees following the Recommendations Report issued to such effects by the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors, 30th January 2014, and made available to shareholders as of the date on which the General Meeting was called.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SEVEN FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 14TH MARCH 2014.

Re-elect Deloitte, S.L. as auditors for the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and the Banco Bilbao Vizcaya Argentaria Group for 2014. Deloitte, S.L. is domiciled in Madrid, at Plaza Pablo Ruiz Picasso, 1—Torre Picasso and its tax code is B-79104469; filed under number S-0692 in the Official Registry of Account Auditors in Spain, and in the Madrid Companies Registry under volume 13,650, folio 188, section 8, sheet M-54414.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

PROPOSED RESOLUTIONS UNDER AGENDA ITEM EIGHT FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 14TH MARCH 2014.

Confer authority on the Board of Directors, with express powers to pass on this authority to the Executive Committee or to the director(s) it deems pertinent as well as to any other person whom the Board expressly empowers for the purpose, with the necessary faculties and as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the announcements required by law; and to engage in such arrangements as may be necessary to obtain the due authorisations or filings from the Bank of Spain; the Ministries of the Economy & Competitiveness and of Finance & Public Administrations; the CNMV (securities exchange authority); the entity tasked with the recording of book entries; the Companies Registry; or any public or private body.

Confer also authority on the Chairman & CEO, Mr. Francisco González Rodríguez; the President & COO, Mr. Ángel Cano Fernández; and the Company Secretary & Secretary of the Board, Mr. Domingo Armengol Calvo, so that any of them may severally engage in such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Companies Registry and with any other Registries, including in particular, and among other powers, that of appearing before any Notary Public to grant the public deeds and notarised documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalise any other public or private document that may be necessary or advisable until the implementation and full filing of the resolutions adopted is achieved, without needing a further General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual accounts in the Companies Registry.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

PROPOSED RESOLUTIONS UNDER AGENDA ITEM NINE FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 14TH MARCH 2014.

To approve, on a consultative basis, the Annual Report on Directors’ Remuneration in Banco Bilbao Vizcaya Argentaria, S.A., which has been made available to shareholders together with the rest of the documents relating to the General Meeting as of the date on which the Meeting was called.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Mr. TOMÁS ALFARO DRAKE

Director

Born in Madrid in 1951

Married

Studied engineering at ICAI

Masters degree in Economics and Business Management (MBA) from IESE

Professional Background:

1973 – 1975	DIMETAL, S.A. Systems engineer.

1975 – 1977	DIMETAL, S.A. Sales and Marketing Manager, Industrial Automation Division

1979 – 1981	JOHNSON WAX ESPAÑOLA, S.A. Product Manager

1981 – 1998	Instituto de Empresa

Director of marketing area

Director of masters programme in Commercial Management and Marketing.

Academic director.

Teaching activities as lecturer on finance and marketing. Continues to lecture.

1981 – 1998	Consultant for finance and marketing at Spanish and multinational companies in different industries, including finance, industry, distribution and services.

1998 – 2012	Universidad Francisco de Victoria.
Director of degree in Business Management and Administration.
Director of degree in Marketing.
Director of diploma in Business Sciences
Teacher in the finance area.

2012	Universidad Francisco de Vitoria
Director of Internal Development
Teacher in the finance area.

He was appointed to a BBVA directorship on 18th March 2006. He is chairman of the Appointments Committee.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Mr. CARLOS LORING MARTÍNEZ DE IRUJO

Director

Born in Mieres (Asturias) in 1947.

Married.

Graduated in Law from Universidad Complutense de Madrid.

Professional Background:

In 1971 joined J&A Garrigues, becoming Partner in 1977. Held posts there as Director of M&A Department, Director of Banking and Capital Markets, and acted as legal consultant for big public companies. Since 1985, has been member of its Management Committee.

His activity has focussed on advising big multinational corporations on mergers and acquisitions, and he has been intensely involved in the legal coordination of some key global floats and placements, for Spanish and non-Spanish companies, representing arrangers and issuers.

More recently, he has been providing consultancy services for listed companies in their big corporate operations, giving them legal assistance at their General Shareholders Meetings.

He is a renowned specialist in Corporate Governance, having helped several public companies to restructure their organisation as new recommendations and regulations on good governance have been published in Spain. Recently, the “International Who’s Who of Business Lawyers” named him one of the leading legal experts worldwide in Corporate Governance.

From 1984 to 1992 was member of the Governing Body of the Colegio de Abogados de Madrid (Madrid Law Association).

Has worked with the Centro de Estudios Garrigues as a member of the Advisory Board for the Masters in Private Banking.

He was appointed to a BBVA directorship on 28th February 2004. He is chairman of the Remuneration Committee.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Mr. JOSÉ LUIS PALAO GARCÍA-SUELTO

Director

Born in Madrid in 1944

Married

Spanish national

Agricultural Engineer from the Madrid School of Agricultural Engineers.

Graduated in Economics and Business Studies from the Complutense University of Madrid.

Certificate in Project Management, National Poly-technical Institute of Madrid.

Professional Career:

1970 – 1977	ARTHUR ANDERSEN. Audit Division.

1977 – 1979	INSTITUTO DE CRÉDITO OFICIAL. Head of Audit & Inspection Services.

1979 – 2002	ARTHUR ANDERSEN. Senior Partner of the Financial Division in Spain.

2002 – 2010	Freelance Consultant.

He has been a member of the Spanish Institute of Auditors, the Official Registry of Auditors and the Banks Committee of the Registry of Auditor Economists.

He was appointed Director of the BBVA on 1st February 2011. He is chairman of the Audit & Compliance Committee.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Ms SUSANA RODRÍGUEZ VIDARTE

Director

Born in Bilbao (Vizcaya) in 1955.

Married.

Doctor in Economic & Business Sciences from Universidad de Deusto.

Professional Background:

Her career has mainly been focused on academic work.

Holds a Chair in Strategy at the Faculty of Economic & Business Sciences, Deusto University.

Member of Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accountants and Auditors Institute).

Joint Editor of Boletín de Estudios Económicos.

Has been Dean of the Economic & Business Sciences Faculty at Deusto University, Director of the University Postgraduate Programmes Area and Director of its International Institute of Business Administration (INSIDE).

Has also been a member of the Board of Trustees at the Deusto Foundation and of the Board of Directors at the Basque Institute for Competitiveness. Is currently a member of the Board of Trustees at the Bernaola Foundation and at the BBVA Microfinance Foundation.

Was appointed to a BBVA directorship on 28th May 2002.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Mr José Manuel González-Páramo Martínez-Murillo

Director

Born in Madrid in 1958

Married

Ph.D, M. Phil. and M.A. in Economics from Columbia University, New York.

Doctorate in Economics from Universidad Complutense de Madrid.

Professional Career:

1985 – 1994	Advisor to various institutions in both the public and private sectors: Tax Ministry, Fundación FUNCAS, Bank of Spain, BBVA Foundation, World Bank, IMF and the European Commission

1994 – 2004	Member of the Bank of Spain Governing Council and Executive Committee

2004 – 2012	Member of the European Central Bank (ECB) Governing Council and Executive Committee

•	Economics Chair at Universidad Complutense de Madrid (Public Economics, European Economics and Public Administration) since 1989

•	Lecturer at IESE Business School since 2012

•	Member of the Bank for International Settlements Committee on the Global Financial System (CGFS) as Eurosystem representative until 2012

•	Chairman of European DataWarehouse GmbH since 2013

•	Member of the European Academy of Sciences and Arts

•	Doctor Honoris Causa from Malaga University

He was appointed to a BBVA directorship on 29th May 2013

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Lourdes Máiz Carro

Born in Santiago de Compostela in 1959

Married

Graduated in Law and Philosophy & Education Sciences from Universidad Complutense de Madrid. Doctor of Philosophy (DPhil).

Extraordinary Graduation Award in Philosophy and Extraordinary Doctorate Award.

Professional Background:

1982 – 1987	Researcher belonging to the Philosophy Faculty of Universidad Complutense de Madrid, where she lectured on Metaphysics and Knowledge Theory.

1992 – 1993	Joined the Spanish State Counsel Corps (Cuerpo de Abogados del Estado) and practised in the Ministry of Public Administrations, where she was appointed deputy to the Director.

1993 – 2001	Held various positions in the Public Administration: Chief of Staff to the Deputy Secretary of Public Administrations; Chief of Staff to the Deputy Secretary of Education; Director General of Administrative Organisation, Job Positions and I.T. (Ministry of Public Administrations); Director General of Sociedad Estatal de Participaciones Patrimoniales (SEPPA—Ministry of the Economy and Finance) and General Technical Secretary (Ministry of Agriculture, Fisheries & Food).

2001	Appointed Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España, in which position she continues to serve at present.

She has been member of the Board for various companies, including, RENFE; Gerencia de Infraestructuras Ferroviarias (G.I.F.- now ADIF); Instituto de Crédito Oficial (I.C.O.); INISAS, Compañía de Seguros y Reaseguros, S.A.; Aldeasa, Almacenaje y Distribución; and Banco Hipotecario.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., pursuant to articles 286, 296, 297.1.a) and 303 of the Corporate Enterprises Act, regarding the proposal of four resolutions on capital increase to be charged to reserves and conferral of authority to the Board of Directors to set the date for the exercise of the capital increases referred to in agenda item four, sections 4.1, 4.2, 4.3 and 4.4 of the Annual General Meeting called for 13th and 14th March 2014 on first and second summons, respectively.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

This report is drawn up by the Board of Directors of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (“BBVA”, the “Company” or the “Bank”), pursuant to articles 286, 296, 297.1.a) and 303 of the Corporate Enterprises Act (consolidated text approved under Royal Legislative Decree 1/2010, 2nd July, hereinafter the “Corporate Enterprises Act”) with respect to the proposal of four resolutions presented to the Annual General Meeting under agenda item four, sections 4.1, 4.2, 4.3 and 4.4, on capital increase to be charged to reserves under article 303 of the Corporate Enterprises Act and conferring authority on the Board of Directors to set the date of its [execution] under article 297.1.a) of the Corporate Enterprises Act. Since the terms of the four proposed capital increases are essentially identical, one sole report is presented for sections 4.1, 4.2, 4.3 and 4.4 of agenda item four.

1.- Applicable regulations

Article 296 of the Corporate Enterprises Act establishes that any resolution to increase share capital must be adopted by the general meeting under the requirements established for amending the company bylaws.

Article 297.1.a) of the Corporate Enterprises Act allows the general meeting, with the requirements established for amending the company bylaws, to confer authority to the directors to establish the date on which the already adopted resolution on the share capital increase will be put into effect at the amount resolved, and to establish the conditions for the increase insofar as these are not specified in the general meeting resolution. The term during which this delegated authority may be exercise may not exceed one year.

In this respect, article 286 of the Corporate Enterprises Act requires that the directors draw up a written report explaining the reasons for the proposal in order for the company bylaws to be amended.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Article 303 of the Corporate Enterprises Act establishes that unrestricted reserves, share premium reserves and the part of the legal reserve over and above 10% of the capital already increased may be used when the capital increase is charged to reserves. To such end, a balance sheet approved by the general meeting reflecting a date within the six months immediately prior to the resolution to increase capital, verified by the Company auditors will serve as a basis for the transaction.

2.- Description of the proposal

The shareholder remuneration system called the “Dividend Option” offers BBVA shareholders the possibility of receiving all or part of their remuneration in newly issued free-of-charge shares, whilst always maintaining the possibility to choose to receive the entire remuneration in cash.

The resolutions’ proposal submitted to the Annual General Meeting to offer the Board of Directors the possibility of implementing the Dividend Option this year in light of the situation on the markets, the regulatory framework, the earnings obtained and possible recommendations on dividend payouts (the “Proposal”) is structured into four resolutions to make a share capital increase charged to reserves coming from undistributed earnings (each one of these, an “Increase” or a “Capital Increase” and all together, the “Increases”) that are put to the approval of the Annual General Meeting under sections 4.1, 4.2, 4.3 and 4.4 of its agenda item four.

Without prejudice to section 3 -Grounds for the Proposal- of this report and although the Increases are all intended for the same purpose, each one of them is independent from the others. Thus, they may be executed on different dates and even not executed, in light of the Company’s needs and corporate interests, in which case the Increases not executed will be rendered null and void.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

The execution of the Increases will be combined with the corresponding resolutions to pay out the interim dividends during 2014 that, where forthcoming, the Board of Directors may adopt during the year, always in pursuit of the corporate interest.

The total number of shares to be issued in each Capital Increase will be such that the sum of the benchmark market value for these shares at the time of its execution (calculated as the arithmetic mean of the weighted average BBVA share prices on the SIBE electronic trading platform over the five trading sessions prior to the date on which it is resolved to put the corresponding Increase into effect (the “Reference Price”)) will be a maximum of €1 bn (one billion euros) in the first Capital Increase; €700m (seven hundred million euros) in the second Capital Increase; €700m (seven hundred million euros) in the third Capital Increase and €700m (seven hundred million euros) in the fourth Capital Increase.

When the execution of a Capital Increase is resolved:

(a)	Bank shareholders will receive one right of free allocation for each BBVA share they own. These rights will be negotiable on the Spanish securities exchanges during a minimum period of 15 calendar days. Once this period has elapsed, the rights will be automatically converted into newly issued Bank shares, which will be attributed to their holders. The number of rights necessary for the allocation of a new share and the number of shares to be issued will depend, among other factors, on the Reference Price and the benchmark market value of this Increase, pursuant to the procedure established in the proposed resolutions.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

(b)	The Bank undertakes an irrevocable commitment to its shareholders to acquire the free allocation rights that are originally attributed to the shareholders at the time of allocation, at a guaranteed fixed price, under the terms described in the Proposal (the “Acquisition Commitment”). This fixed price will be calculated prior to the commencement of the trading period for the free rights of allocation, as a function of the Reference Price (such that the purchase price for each right will be the result of dividing the Reference Price by the number of rights necessary to receive one new share plus one). This ensures that all shareholders’ rights will be liquid, so that they can receive their remuneration in cash.

With this Proposal, BBVA aims to provide the remuneration to its shareholders with flexibility. The Bank wishes to offer them an alternative that, while in no way limiting their possibility of receiving the entire annual remuneration in cash if they so choose, allows them to receive Bank shares under the applicable tax regulations for the vesting of shares that is described below.

Consequently, when each Increase is carried out, BBVA shareholders will have the option, at their own free choice to1:

(a)	Not to transfer their free rights of allocation. In this case, at the end of the trading period, the shareholder will receive the number of newly issued shares to which they are entitled.

(b)	To transfer all or some of their free rights of allocation to BBVA under the Acquisition Commitment. In this way, shareholders will receive all or part of their remuneration in cash at the guaranteed fixed price instead of receiving the free-of-charge shares.

[1]	The options available for Bank shareholders whose holding is in ADSs may entail specific aspects that differ from the options described here.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

BBVA shareholders may only exercise the Acquisition Commitment when they held the BBVA shares at the time when the free allocation rights are allocated and only with respect to the free allocation rights that were originally allocated to them at that time. It is not possible to exercise the Acquisition Commitment with respect to free allocation rights acquired on the market.

(c)	To transfer all or some of their free allocation rights on the market. In this case, shareholders may also receive all or part of their remuneration in cash, albeit at the price at which the rights are trading at that moment and not at the guaranteed fixed price established under the Acquisition Commitment.

Should any of the Increases be executed, BBVA shareholders would once again be offered the possibility of opting to receive their remuneration in cash or in Bank shares, as occurred and met with widespread acceptance over the last three years.

3.- Grounds for the Proposal

As indicated above, the Bank established the Dividend Option in 2011. Following its success, it was implemented again in 2012 and 2013, and achieved an uptake of 85.71% and 88.28% by shareholders on the two occasions when it was executed in April and October 2013, respectively.

This method has become a habitual mechanism for remunerating shareholders on the market. It has been used by the majority of the principal domestic and international financial institutions and other major listed companies.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Likewise, the implementation of the Dividend Option in previous years has, alongside other additional management measures, helped the Bank to shore up its equity and achieve a sound capital position under the new solvency requirements, despite the complex economic and regulatory situation. It has also enabled it to continue to offer adequate dividend yield to the minority and institutional shareholders forming the BBVA shareholding structure, whose investment profiles and expectations regarding yield vary, at all times taking into account the interest of the shareholders as a whole and, consequently, the interests of the Company.

As announced, over forthcoming years the Bank intends to progressively move towards a 100% cash payout policy, linked to the performance of the Group earnings, in light of the situation on the markets, the regulatory framework, the earnings obtained and possible recommendations on dividend payouts that may be adopted by the Bank of Spain or any other domestic or European regulatory body or authority.

However, the Proposal is intended to provide the Company with appropriate flexibility (whenever this may be necessary) to establish the shareholder remuneration scheme that is most favourable for the Company at any one time, given possible recommendations regarding dividend payouts that may arise during 2014 (as that adopted by the Bank of Spain on 27th June 2013, recommending a cap on dividend payouts during 2013 and that cash dividends should not exceed 25% of the consolidated profit of that year) and any other measures that may be adopted within the regulatory framework applicable to the Bank during the present year and that may affect the Company’s income statement or its regulatory capital ratios.

Consequently, the Proposal permits the Bank to continue to adequately comply with the interests of the shareholders as a whole, adapting their remuneration to market circumstances, the regulatory situation and the earnings obtained; and to combine the intention to progressively implement a 100% cash payout policy with the Company’s needs at any given time.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Thus, the Board of Directors considers it advisable to propose the Increases to the Annual General Meeting of shareholders so that it may, where necessary, implement the Dividend Option in 2014, as this mechanism would enable it to shore up the Bank’s solvency ratios and comply with the shareholders’ remuneration at all times, while at the same time being able to handle any regulatory needs that may arise, always pursuing the interests of the Company.

4.- Tax regulations

In general, and pursuant to the criteria stated by the Tax Department (Dirección General de Tributos) in response to several binding queries, the applicable tax regulations in Spain for shareholders are as follows:

For tax purposes, the vesting of shares issued in each Capital Increase will be deemed to be the vesting of free-of-charge shares and, consequently, does not comprise income for the purposes of personal income tax (“IRPF”) or for corporate income tax (“IS”) or for non-residents’ income tax (“IRNR”), whether or not acting through a permanent establishment in Spain.

The acquisition value of new shares received as a consequence of each Capital Increase and of the shares from which they originate will be the total cost divided by the corresponding number of shares, including both old and newly issued shares. The seniority of such free-of-charge shares will be the same as the shares from which they originate.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

If shareholders sell their free allocation rights on the market, the amount obtained from the transfer of such rights will, in general, be subject to the following taxes:

•	In the case of IRPF and IRNR and if the transaction is carried out without the mediation of a permanent establishment, the amount obtained from the transfer of free allocation rights on the market will receive the same tax treatment as pre-emptive subscription rights. Consequently, for tax purposes, the amount obtained from the transfer of the free allocation rights is subtracted from the acquisition value of the shares from which these rights originate, in application of article 37.1.a) of Act 35/2006, 28th November, on Personal Income Tax (IRPF), which partially amends the Acts on Corporate Income Tax (IS), non-Resident Income Tax (IRNR) and Wealth Tax (IP).

Thus only if the amount obtained from the transfer exceeds the acquisition value of the shares from which they originate will the difference be considered a capital gain for the transferor in the tax period in which the transfer takes place.

•	In the case of IS and IRNR, when the transaction is carried out through a permanent establishment in Spain, insofar as it completes a full trading cycle, tax will be payable in accordance with the applicable accounting rules.

If BBVA shareholders entitled to the free allocation rights decide to exercise the Acquisition Commitment, the tax regulations applicable to the amount obtained in the transfer to the Bank of the free allocation rights received due to the shareholder’s status as such, will be equivalent to the tax regulations applicable to dividends distributed directly in cash and therefore subject to the corresponding withholding tax, which currently stands at 21%.

The amount obtained from the transmission of the free allocation rights in exercise of the Acquisition Commitment may benefit from the exemption, capped at €1,500 a year, established under the prevailing regulations on dividends.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

5.- Conferral of authority and implementation of each Increase

It is proposed to confer authority to the Board of Directors, which is in turn authorised to delegate this authority to the Executive Committee, with express powers to delegate it in turn; to the Chairman of the Board; to the President & COO; to any other director; and to empower any Company proxy; to establish the date on which each Increase resolution will be put into effect, and to establish the conditions for each Increase insofar as these are not included in the General Meeting resolution. All this will be done under the terms established in article 297.1a) of the Corporate Enterprises Act, including the power not to implement the resolutions, whenever this is deemed advisable in light of the corporate interests. In this case, the Board of Directors must report on this to the first General Meeting to be held after the term established for its implementation has elapsed. In particular, in order to resolve to execute each of the Increases, it may analyse and take into account several factors, including the market conditions and the take-up of previous Increases that may have been executed.

The definitive terms will be published when it resolves to execute an Increase. In particular, prior to the beginning of each period of free allocation, the Bank may make pertinent documents available to the public, containing the necessary information on the number and nature of the shares and the grounds and details of the Increase. All this will be done pursuant to article 26.1.e) of Royal Decree 1310/2005, 4th November, partially developing Act 24/1988, 28th July, on Securities Exchanges, with respect to the listing of securities for trading on regulated secondary markets, public bids of sale or subscription and the offering circular required for such purposes, or the regulations applicable at any one time.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Finally, once the trading period for the free allocation rights has ended, due record will be made for the financial statements of the application of the voluntary reserves to the amount of the corresponding Increase, which by this means will become paid-up capital. Likewise, the corresponding resolutions will be adopted to amend the Company Bylaws in order to reflect the new figure for share capital resulting from each Increase and the request for listing of the new shares on the securities markets where the BBVA shares are traded at the time of their issue.

6.- Proposed resolutions

The entire text of the proposed resolutions on capital increase to be charged to reserves and to authorise the Board of Directors to establish the dates of such increases pursuant to articles 303 and 297.1.a) of the Corporate Enterprises Act, which will be submitted to the Annual General Meeting, is hereby transcribed as follows:

“4.1 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

10.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €1,000,000,000.

11.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2013, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

12.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2013 stood at €6,528,284,899.20.

13.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

14.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

15.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

16.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

17.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

18.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €1,000,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(v)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(ix)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.2 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

10.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

11.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2013, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

12.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2013 stood at €6,528,284,899.20.

13.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

14.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

15.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

16.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

17.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

18.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(v)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(ix)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

4.3 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

10.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

11.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2013, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

12.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2013 stood at €6,528,284,899.20.

13.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

14.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

15.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

16.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

17.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

18.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(xv)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(xvi)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

(xvii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(xviii)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(xix)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

(xx)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(xxi)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(xxii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

(xxiii)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(xxiv)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xxv)	To draw up and publish any announcements that may be necessary or advisable.

(xxvi)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xxvii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xxviii)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.4 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

10.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

11.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2013, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

12.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2013 stood at €6,528,284,899.20.

13.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

14.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

15.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

16.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

17.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

18.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

(xv)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(xvi)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

(xvii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(xviii)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(xix)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

(xx)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(xxi)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(xxii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(xxiii)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(xxiv)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xxv)	To draw up and publish any announcements that may be necessary or advisable.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

(xxvi)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xxvii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xxviii)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.”

*        *        *

Madrid, 30th January 2014

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Recommendations Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. for the effects established in article 10 bis One of Act 13/1985, 25th May, on lending coefficients, equity and reporting obligations of financial intermediaries, regarding the approval of a maximum limit of variable remuneration for executive directors, senior managers and certain employees whose professional activities have a significant impact on the Company’s risk profile or perform control functions

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

1.	INTRODUCTION

1.1	Subject of the report and applicable regulations

This recommendations report is filed by the Board of Directors of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (“BBVA”, the “Bank” or the “Company”) pursuant to article 10 bis One of Act 13/1985, 25th May, on lending coefficients, equity and reporting obligations of financial intermediaries, in connection with the proposed resolution submitted to the consideration of the Company’s Annual General Meeting under Agenda Item 6, comprising the approval of the maximum variable component of the remuneration of executive directors, senior managers and certain employees whose professional activities have a significant impact on the Company’s risk profile or perform control functions (hereinafter the “Recommendations Report” or the “Report”).

Article 10 bis- One of Act 13/1985, 25th May, on lending coefficients, equity and reporting obligations of financial intermediaries, in the drafting given under Royal Decree 14/2013, 29th November, on urgent measures for the adaptation of Spanish law to European Union regulations on supervision and solvency of financial institutions, partially transposing the Community Directive 2013/36/EU of the European Parliament and of the Council, 26th June 2013 (“CRD IV”), on access to the activity of credit institutions and the prudential supervision of credit institutions (hereinafter, the “Act”), establishes that, when setting the variable components of the remuneration of credit institutions, institutions shall set the appropriate ratios established between the fixed and the variable components of the total remuneration, applying the following principles:

a) The variable component shall not exceed than 100% of the fixed component of the total remuneration for each individual.

b) Nonetheless, the institution’s shareholders may approve a higher level than established in the previous paragraph, providing it does not exceed 200% of the fixed component of the total remuneration.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

For the approval of this higher level of variable remuneration, the Act establishes that the institution’s shareholders will decide on the resolution on the basis of a detailed recommendation from the Board of Directors that explains the reasons and the scope of the resolution and includes the number of persons affected and their positions, as well as the expected effect on the requirement to maintain a sound capital base.

The purpose of this Recommendations Report is to explain to the Company shareholders, pursuant to the applicable legislation, the reasons why the General Meeting should approve a higher level of variable remuneration for certain individuals whose professional activities have a significant impact on the Company’s risk profile or perform control functions, and also the scope of the resolution, including the number of individuals affected and their positions.

Moreover, as determined by the Act, BBVA has analysed the effect that this resolution would have on the Company maintaining a sound capital base, as explained below.

1.2	Advisory services received

This Report is issued on the basis of the report drawn up by the BBVA Human Resources Global Services & Policies area, which was in turn based on the reports: (i) from the BBVA Global Accounting and Information Management area (GAIM); and (ii) from MERCER CONSULTING, S.L., a leading consultancy firm in compensation matters.

2.	ON THE APPROVAL OF THE MAXIMUM LEVEL OF VARIABLE REMUNERATION

2.1	Reasons and scope: personnel affected

Firstly, we should highlight that BBVA has a sound, consistent remuneration policy that it has been applying over time, which is in line with the long term, the shareholders’ interests and prudent risk management. This alignment has been confirmed by MERCER CONSULTING, S.L. (owned by MARSH & McLENNAN), top-level consultancy firm in remuneration matters, in their reports issued in 2009 and 2014.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Thus, the BBVA remuneration policy is fully adapted to the requirements established in Chapter XIII of Royal Decree 216/2008, 15th February, on the equity of credit institutions, on remuneration policies of credit institutions, in its wording given under Royal Decree 771/2011, 3rd June transposing into Spanish law the Community Directive 76/2010 (“CRD III”), as accredited in the report drawn up for this purpose in November 2011 by an independent expert at the request of the Bank of Spain; and as can be surmised from the outcome of the annual centralised review carried out by the Bank’s Internal Audit area on the application of the remuneration policy approved by the Board of Directors, in compliance with said Royal Decree.

This policy is put into practice through a remuneration scheme governed by the following principles:

•	Long-term value creation.

•	Reward achievement of results on the basis of prudent, responsible risk taking.

•	Attract and retain the best professionals.

•	Reward the level of responsibility and professional track record.

•	Ensure internal equitability within the Group and competitiveness outside it.

•	Benchmark performance against the market using analyses from prestigious consultancy firms specialising in remuneration.

•	Ensure transparency in its remuneration policy.

And is implemented through the following elements:

i)	Fixed remuneration which, taking into account the principle of internal equitability and the value of the position on the market, compensates employees for the level of responsibility borne and their professional track record.

To such effects, the Human Resources area has a Corporate Policies Manual, which establishes that:

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

“The remuneration policy marks a salary band (wage benchmark) for each position, which reflects its value for the organisation defined by:

•	A control point: is the benchmark fixed remuneration established through a comparison with the market and the analysis of the Group’s internal equitability.

•	A fluctuation range: that allows employees holding the same position to have the same control point but a different fixed remuneration as a function of the professional evolution of each one.

… Consequently, the salary band is defined by the minimum, the control point and the maximum, values amongst which all the Group employees would be optimally placed.”

ii)	Variable remuneration linked to the achievement of previously established targets, which reward individual, Group and organisational performance, measured by customer, financial and non-financial indicators, and which is based for its calculation on benchmarks (benchmark bonus) both in cash and in shares.

For such purposes, the Human Resources area’s Corporate Policy Manual indicates that:

“Each position/function is associated to a benchmark to calculate the variable remuneration: benchmark bonus, fixed amount, equal for all those holding the same position and growing as a function of their responsibility.”

The calculation of this benchmark bonus takes into account both internal equitability and external competitiveness through the information provided by various wage surveys.

In turn, BBVA’s annual variable remuneration comprises ordinary variable remuneration, applicable to all employees, and variable remuneration in shares, based on a specific incentive for the management team (hereinafter the “Annual Variable Remuneration”), as described below:

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

i)	The ordinary variable remuneration is based on the establishment of indicators of value creation for each Unit (which are of two types: financial and specific to the Unit). These, along with the performance of the Area to which they belong and the Group as a whole, determine the variable remuneration to be distributed to the members of that Unit. The distribution amongst members of the Unit is carried out on the basis of individual performance, which is specifically reflected in an individual assessment of the indicators established.

The incentivisation model considers prudent risk management to be a determining element, which explains that the Economic Profit is one of the key financial indicators for calculating the variable remuneration of employees. Economic Profit, apart from incorporating present and future risk exposure, also considers the cost of capital incurred in order to obtain such profit.

ii)	The specific incentive in shares for the management team comprises the annual allocation to each executive of certain reference units, determined with the same criteria of internal equitability and external competitiveness as the benchmark bonus in the ordinary variable remuneration, which are transformed into BBVA shares on the settlement date for the incentive, linked to the level of compliance with a set of Group-level indicators, which are determined each year. Specifically, the indicators considered in the last few years have been: (i) Total Shareholders Return (TSR) measured over several years; (ii) The Group’s Recurrent Economic Profit without one-offs in constant euros; (iii) The Group’s Attributable Profit without one-offs.

Finally, pursuant to applicable legislation, certain special rules have been established for the settlement and payment of the variable remuneration. These rules are applicable to the group of employees whose professional activities may have a significant impact on the Group risk profile or perform control functions (hereinafter, the “Identified staff”).

This system has been defined to encourage prudent risk management in the Group. It is tailored to the requirements established under the aforementioned Royal Decree 216/2008 and is subject to the following rules:

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

•	In each one of the payments at least 50% of the total Annual Variable Remuneration will be paid in BBVA shares.

•	The payment of 40% of the total Annual Variable Remuneration, either in cash or in shares, will be deferred over time. The deferred amount will then be paid by one third a year over the three years following settlement.

•	The deferred percentage increases to 50% for executive directors and members of the Management Committee.

•	The shares paid may not be availed for one year as of their delivery date. This retention will be applicable to the net amount of the shares, having discounted the part needed to pay taxes on the shares received.

•	The shares received as Annual Variable Remuneration may not be used in hedge trades.

Moreover, it has been established that the parts of the Annual Variable Remuneration that are deferred and pending payment pursuant to the foregoing rules, will not be paid to their beneficiaries when any of the following circumstances arise prior to the payment date:

i)	The beneficiary has not generated the right to variable remuneration of one year as a consequence of the effect on the year’s earnings of transactions recorded to the accounts in previous years when they did generate the right to be paid variable remuneration;

ii)	The beneficiary has been sanctioned for serious breach of the code of conduct and other applicable internal rules, in particular with respect to risks.

iii)	Termination of the contractual relationship, except in the cases of retirement, early retirement, declaration of any degree of permanent disability or death. In such cases the right to receive the payment will be maintained under the same terms as if the employee had remained in the Group’s employ.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Moreover, if the BBVA Group obtained negative earnings (reporting losses) during one year, without considering the impact of one-offs, the beneficiaries will not receive either the Annual Variable Remuneration corresponding to the year the losses were accrued or the deferred amounts that may be payable in the year in which the annual financial statements reflecting said negative earnings are approved.

In any event, the variable remuneration will only be paid if it is sustainable in the light of the BBVA Group’s situation as a whole, and if it can be justified as a function of the Entity’s earnings.

Within the remuneration system described, as can be surmised from the Human Resources Report, there are certain functions that form part of the Identified staff in whose remuneration packages the variable remuneration may reach up to two times their fixed remuneration. Specifically, this would be the case for 163 persons in the BBVA Group.

The positions held by these people, a list of whom is attached as an Annex to this Report, are distributed over the following groupings:

•	Executive directors and members of the Management Committee

•	Corporate & Investment Banking

•	United States

•	Finance Department

•	Heads of Retail Banking

As can be observed by the groupings where these people work, they are:

i)	Outstanding senior management or executive functions within the Group;

ii)	Business areas with special incentivisation models, in line with market practices and geographical markets, where the weight of the variable remuneration is higher than the fixed remuneration; and/o

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

iii)	Executives who perform their function in geographical areas where the local legislation does not establish limits on variable remuneration and in which its amount is relevant.

Thus, the remuneration structure and consequently the level of variable remuneration would stem from their level of responsibility and the importance and nature of the functions they perform. All this is determined by the Human Resources area, through the benchmark bonus and salary band scheme described above.

This benchmark bonus and control point scheme is verified and approved by the Human Resources Corporate Compensation department, as established in the Human Resources Corporate Policies Manual, in such a way that no Unit or Area may unilaterally establish its own benchmarks unrelated to the internal equitability and external competitiveness criteria governing the BBVA compensation scheme.

Moreover, for these purposes, in determining its remuneration structure, BBVA aims to maintain a competitive position, taking into account the particularities of the geographical areas in which it operates and the businesses in which the professional activity is performed, for which it is necessary to attract and retain the best professionals.

To guarantee this competitiveness, BBVA has a scheme of market wage surveys, carried out by specialist firms at local and international level, so that it can benchmark remuneration. This, along with the internal equitability criterion, makes it possible to set wage bands and benchmark bonuses (in cash and shares) for all the Group functions, in line with the characteristics of each function, its internal positioning and its positioning vis-a-vis the market.

To such effects, the Group has a regulated model establishing the procedure to carry out wage surveys, guaranteeing a strict, uniform use of these surveys in all geographical areas. Thus, said Human Resources Corporate Policy Manual establishes that:

“Wage surveys provide a complete and proven benchmark for the total compensation of certain positions, as well as the most widespread remuneration policies and practices in the market. It is a market study that aims to:

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

•	Know the remuneration positioning of the different BBVA functions in the market, in order to assess internal and external competitiveness; and

•	Facilitate decision-making with respect to remuneration.

The information provided by these surveys is one of the factors employed as a criterion in the review of the wage characteristics of the positions and the updating of the Benchmark Bonuses.”

Both the determination of the targets established in the incentivisation model, amongst which Economic Profit has been established as the principal indicator, which links the payment of variable remuneration to the level of risks incurred not just by the employee but also by the Group as a whole; and the variable remuneration scheme, described above, in which the performance of the person and also the Unit, the Area and the Group as a whole all come into play; prevent an employee from obtaining variable remuneration stemming exclusively from their personal performance.

In this way, the remuneration system avoids rewarding those individual results that are not linked to the generation of medium- and long-term value, and the individual assumption of excessive risk. This means that there are certain functions whose variable remuneration might comprise a relevant component of their total compensation do not compromise the soundness of the BBVA Group’s remuneration policy and management model, which has been applied consistently over time and is fully aligned with the prevailing legislative framework.

2.2	Effect on the maintenance of a sound capital base

For the purposes of this Report, it is stated that the maximum amount of variable remuneration for the 163 individuals that could be reached over the total fixed remuneration for the year would be €70.8m for 2014.

In light of this fact, and as confirmed by the BBVA Global Accounting and Information Management area, in charge of analysing the impact that this resolution would have on the maintenance of a sound capital base pursuant to the provisions of the Act, it is stated that the resolution to approve a maximum level of variable remuneration for the individuals indicated would not affect the maintenance by BBVA of a sound capital base nor the entity’s obligations under solvency regulations.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

In the light of the foregoing, it has been deemed advisable to propose that the Annual General Meeting of Shareholders, to be held on 14th March 2014, approve, for the people performing their professional activity in the BBVA Group listed in this Report, a higher ratio between the variable and fixed component of the total remuneration corresponding to one year, such that the variable component may reach up to 200% of the fixed component of the total remuneration of said professionals, pursuant to the provisions of the Act.

3.	PROPOSED RESOLUTION

“PROPOSED RESOLUTION UNDER AGENDA ITEM SIX FOR THE ANNUAL GENERAL MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 14TH MARCH 2014

For the purposes of article ten bis one of Act 13/1985, 25th May, on lending coefficients, equity and reporting obligations of financial intermediaries, to approve that the variable component of the annual remuneration of executive directors, senior managers and certain employees whose professional activities have a significant impact on the Company’s risk profile or perform control functions, may reach up to 200% of the fixed component of the total remuneration of such employees following the Recommendations Report issued to such effects by the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors, 30th January 2014, and made available to shareholders as of the date on which the General Meeting has called.

*            *             *

Madrid, 30th January 2014

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

GROUP FOR WHICH THE 2:1 RATIO IS REQUESTED FOR 2014

Executive Directors

Title/Position	Country
Chairman & Chief Executive Officer	Spain
President & Chief Operating Officer (Consejero Delegado)	Spain
Executive Director (Director of Global Economics, Regulation & Public Affairs)	Spain

Management Committee

Title/Position	Country
Head of Human Resources & Services	Spain
Head of Legal Services, Internal Audit & Regulatory Compliance	Spain
Head of Corporate & Investment Banking	Spain
Head of Global Risk Management	Spain
Head of Retail Banking	Mexico
Head of Global Accounting & Informational Management	Spain
Chief Financial Officer	Spain
Head of Communication & Brand	Spain
Head of Innovation & Technology	Spain
Head of Mexico	Mexico
Head of Spain & Portugal	Spain
Head of BBVA USA	USA
Head of Strategy & Corporate Development	Spain

Heads of Retail Banking

Title/Position	Country
CEO of BBVA Colombia	Colombia
General Manager of BBVA Chile	Chile
CEO of BBVA Banco Francés	Argentina
CEO of BBVA Banco Provincial	Venezuela
General Manager of BBVA Banco Continental	Peru
Chairman & Director of BBVA Paraguay	Paraguay
Director of South-American Businesses	Chile
Director of Global Payment Systems	Turkey

Finance Department

Title/Position	Country
Director of Structural Balance-Sheet Risk Management	Spain
Director of Industrial & Financial Holdings	Spain
Director of Capital & Funding Management	Spain

United States

Title/Position	Country
Management Committee
BBVA USA Commercial Banking Director	USA
BBVA USA Retail Banking & Networks Director	USA
BBVA USA Human Resources Director	USA
BBVA USA General Counsel & Secretary	USA
BBVA USA Chief Risk Officer	USA

Title/Position	Country
Commercial Banking
North Texas Regional Executive	USA
South Texas Regional Executive	USA
West Region Executive	USA
East Texas Regional Executive	USA
Commercial Banking Regional Director	USA
Houston Commercial Banking Executive	USA
Head of Business Development	USA
Head of Large Middle Market	USA

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Retail Banking
West Region Retail Banking Executive	USA
Eastern Region Retail Banking Executive	USA
Retail Banking Affluent Segment—Director	USA
Retail Banking Consumer Segment—Director	USA
Head of Small & Medium Enterprises	USA
National Investment Sales Manager	USA
Wealth Management
Head of International Wealth Management	USA
Wealth Management Chief Private Banking Officer	USA
Wealth Management North Texas Executive	USA
Private Client Executive	USA
Wealth Management Chief Investment Officer	USA
Risk Management
Head of Risk Infrastructure Operations & Technology	USA
Head of Asset Recovery Management & Solutions	USA
Loan Administration Director	USA
Financial
Accounting—Comptroller Director	USA
Head of Portfolio Management (Financial Area)	USA
Business Development & Shared Services
Head of Multichannel Development	USA
Technology & Support Services
Head of Design & Development	USA

Corporate & Investment Banking

Title/Position	Country
Global Markets
Director of Global Markets	United Kingdom
Director of Global Markets Mexico	Mexico
Head of Equity Mexico	Mexico
Head of Interest-Rate & FX Trading Mexico	Mexico
Head of Long-Term Interest Rate Trading Mexico	Mexico
Director of Global Markets USA	USA
Head of Syndication USA	USA
Head of FX USA	USA
Head of Rates Trading in USA	USA
Head of Origination USA	USA
Head of Credit in USA	USA
Head of Business Evolution Group	USA
Head of Global Markets South America	Peru

Title/Position	Country
Head of Global Markets Peru	Peru
Head of Global Markets Chile	Chile
Head of Corporate Sales South America	Mexico
Head of Investor Sales South America	Mexico
Director of Global Rates & Credit	United Kingdom
Director of Global Markets Asia	Spain
Head of Trading Exotics & CVA	Spain
Head of Interest Rate Flows Trading	Spain
Head of Short Term Interest Rate Flows Trading	Spain
Head of Fixed Income Trading Asia	Hong Kong
Linear Fixed Income Trader	Hong Kong
Head of Credit Origination & Syndication	United Kingdom
Head of Origination South America	USA
Latam DCM Senior Originator	USA
Head of Syndication South America	USA
Head of Syndication Europe	United Kingdom
Debt Management Trader	USA
Head of Credit Sales & Trading	United Kingdom
Head of Market Making South America	USA
SSA Europe Originator	United Kingdom
Director of Global Equities	Spain
Director of Global FX	United Kingdom
Head of TX Trading & Sales Europe	Spain

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

Product Manager FX	United Kingdom
Head of FX & E-Commerce	United Kingdom
Director of Global Sales & Structuring	Spain
Director of Global Rates FX Sales	Spain
Head of Bond Sales in Europe	Spain
Head of Global Markets Germany	Germany
Head of Fixed Income Derivatives for Investments in Europe	Spain
Head of Sales of Interest Rate Derivatives in Spain	Spain
Head of Corporate Fixed Income Sales in Europe	Spain
Head of FX Sales	United Kingdom
Head of Cash Equities Sales	Spain
Head of Structuring	Spain
Head of Equities Derivatives	Spain
New Products Development Director	Spain
Director of Market & Client Strategy	Spain
Global Client Coverage
Global Client Coverage Director	Spain
Director of Global Customers Spain & Portugal	Spain
Director of Global Customers Mexico	Mexico
Director of Global Customers South America	Spain
Director of Global Customers & Investment Banking Argentina	Argentina
Director of Global Customers & Investment Banking Colombia	Colombia
Director of Global Customers & Investment Banking Peru	Peru
Director of Global Customers & Investment Banking Chile	Chile
Head of Customers in Chile	Chile
Head of Global Customers & Investment Banking Italy	Italy
Head of Global Customers & Investment Banking Germany	Germany
Head of Global Customers & Investment Banking France	France

Title/Position	Country
Head of Customers in Asia	Hong Kong
Director of Corporate Clients USA	USA
Director of Global Clients & Cross Border	Spain
Head Global Clients & Cross Border Energy	Spain
Director of Consumer Industry Bankers	Spain
Head of Corporate Finance	Spain
Head of Equities Capital Markets	Spain
Head of Financial Sponsors	United Kingdom
Head of Global Client Solutions	Spain
Head of Global Mergers & Acquisitions	Spain
Director of Client Development & Strategy	Spain
Director of Global Internal Networks	Spain
Head of Global Internal Networks	Spain
Head of Global Internal Networks Mexico	Mexico
Head Investment Banking for SMEs & Corporates	Spain
Director of Institutional Customers & Public Finance	Spain
Head of Institutional Customers Mexico	Mexico
Head of Global Bank Institutional Customers	Spain
Head IIC Investment Office—Secondment BID	USA
Structured & Syndicated Lending
Structured & Syndicated Lending Director	Spain
Head of Syndicated Loans & Sales	United Kingdom
Head of Structured Finance	Spain
Head of Syndicated Loans EMEA and Asia	United Kingdom
Head of Syndicated Loans in BBVA New York	USA
Head of Project Finance in Latam	USA
Head of Project Finance in North America	USA
US Loan Syndication Banker	USA
Global Transactional Banking
Director of Global Transactional Banking	Spain
Director of Global Transactional Banking USA	Spain
Head of Transactional Banking Global Europe & Crossborder Banking	Spain
Head of Transactional Banking Latam	Argentina
Director of Customer Funding Desk	Spain
Risk & Portfolio Management
Risk & Portfolio Management Director	Spain
Global Markets Risk Unit Director	Spain
Head of Restructuring	Spain

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

COO
Chief Operating Officer (COO) C&IB	United Kingdom
Director of Operations	Spain
Head of COO Asia	Hong Kong
Head of Production Management Latam	Mexico
Strategy & Finance
Director of Strategy & Finance C&IB	Spain
Legal
Legal Director C&IB	Spain
Director of Financial Markets	Spain

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 10, 2014	By: /s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Authorized representative